5/14/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 14, 2002

BLUE SQUARE - ISRAEL LTD.
(Translation of Registrant's Name into English)

2 Ha'amal St., Sibal Industrial Park Rosh Ha'ain 48092, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports

under cover of Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD

By: ____________________________

Iris Penso, Adv.
Corporate Legal Counsel
And Corporate Secretary

Date: May 14, 2002

Contact:
Blue Square-Israel Ltd.
Iris Penso
Corporate Legal Counsel and Corporate Secretary
Tel: 972-3-9282670
Fax: 972-3-9021359
Email: irisp@coop.il

Amendment of the Management Fee paid to Co-Op Blue Square Consumers Cooperative Society Ltd. ("Co-OP") by Blue Square-Israel Ltd ("the Company")

Rosh Haayin, Israel – May __, 2002 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that the Company shall pay to the Co-Op, the owner of approximately 78.1% of the Company's ordinary shares, a management fee in the amount of $600,000, in accordance with the Management Agreement entered into by the parties in 1996 ("**Management Agreement**"). The amount to be paid by the Company to the Co-Op is in accordance with a resolution of the Board of Directors and the Audit Committee of the Company, dated May 14 2002.

In the year 2001 the Company paid to the Co-Op, $750,000 as management fee, according to the Management Agreement and in consideration for the same services to be provided by the Co-Op to the Company in 2002.

#

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

Contact:
Blue Square-Israel Ltd.
Iris Penso
Corporate Legal Counsel and Corporate Secretary
Tel: 972-3-9282670
Fax: 972-3-9021359
Email: irisp@coop.il

Amendment of the Management Fee paid to Co-Op Blue Square Consumers Cooperative Society Ltd. ("Co-OP") by Blue Square-Israel Ltd ("the Company")

Rosh Haayin, Israel – May __, 2002 – Blue Square-Israel Ltd. (NYSE: BSI), announced today that the Company shall pay to the Co-Op, the owner of approximately 78.1% of the Company's ordinary shares, a management fee in the amount of $600,000, in accordance with the Management Agreement entered into by the parties in 1996 ("**Management Agreement**"). The amount to be paid by the Company to the Co-Op is in accordance with a resolution of the Board of Directors and the Audit Committee of the Company, dated May 14 2002.

In the year 2001 the Company paid to the Co-Op, $750,000 as management fee, according to the Management Agreement and in consideration for the same services to be provided by the Co-Op to the Company in 2002.

#

Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

Company Contact:
Blue Square-Israel Ltd.
Zvi Bochman
Toll-free telephone from US and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: finance@coop.co.il

BLUE SQUARE - ISRAEL LTD. ANNOUNCES FIRST QUARTER 2002 RESULTS

- Net Income Up 30% Despite Tough Markets -

ROSH HA'AYIN, Israel – May 14, 2002 -- Blue Square-Israel Ltd. (NYSE: BSI) today announced results for the first quarter ended March 31, 2002.

Results of the Quarter

Revenues for the first quarter of 2002 increased by 1.6% to NIS 1,379.2 million (US $295.5 million)[a] from NIS 1,357.7[b] million in the first quarter of 2001. The increase is due to the Company's addition of selling space, the effect of which was weakened somewhat by Israel's difficult economic environment together with competition both from the Company's own stores and those of its competitors.

The results of the first quarter of 2002 reflect a 2.4% rise in the Consumer Price Index ("CPI"), while the results of the comparable quarter of 2001 reflect a 0.5% decrease in the CPI. The 2.9% gap between the CPIs of the two quarters had a positive affect on the net profit of the reporting period. However, it had a negative effect on the quarter's gross profit and operating income due to a NIS 9 million adjustment for inflation made to inventory as of the beginning of the period.

Gross Profit for the first quarter was NIS 371.3 million (US $79.5 million), reflecting a gross margin of 26.9%, compared to NIS 381.2 million for the first quarter of 2001, reflecting a gross margin of 28.1%. The reduction in gross margin resulted from competition and an increased emphasis on hard discount sales, partially compensated for by increased private label sales.

Operating Income for the first quarter was NIS 68.3 million (US $14.6 million) reflecting an operating margin of 5.0%, compared to NIS 74.1 million for the first quarter of 2001, reflecting an operating margin of 5.5%.

Financing Income for the first quarter was NIS 10.9 million (US $2.3 million) compared to Financing Expenses of NIS 11.3 million for the first quarter of 2001. The improvement was derived from two factors related to the CPI:

1) The increase in the CPI eroded the excess of unlinked monetary liabilities over unlinked monetary assets, and the resulting gain on the net monetary position offset the interest expense on bank loans.
2) The Company's long-term CPI-linked loans as of March 31 are adjusted for the changes in the CPI published prior to March 31, whereas the opening balances of these loans are adjusted for the changes in the CPI based on the index published in respect of March (published on April 15). Since the difference between the two CPIs was higher in the first quarter of 2002 than in the first quarter of 2001, the Company recorded lower financing expenses for the first quarter of 2002 as compared to 2001.

Net income for the first quarter increased by 30% to NIS 41.0 million (US $8.8 million), or NIS 1.07 (US $0.23) per ADS, compared with NIS 31.7 million, or NIS 0.83 per ADS, for the first quarter of 2001.

Same Store Sales for the quarter declined by 4.82%. This reflects continued competition in the sector and the slowdown in the economy. It also reflects the opening of regional MEGA branches which impacted the sales of the Company's other stores in the same areas. Overall, the contribution of new branches was positive; however, because they did not exist in 2001, their sales were not reflected in the comparison of Same Store Sales. In addition, because of Israel's ongoing security situation, there were fewer shoppers in malls, negatively affecting the Company's stores located in malls.

Sales per employee increased by 2.8% during the quarter, reflecting the success of the Company's ongoing efficiency program. EBITDA margin for the quarter was 7.6%.

Comments of Management

Commenting on the results, Yoram Dar, Blue Square's President and Chief Executive Officer, said, "In the face of an extremely difficult business environment, we are pleased to report a 30% increase in net income, together with continued top-line growth and strengthening margins.

"The strength of the quarter validates our business strategies, which have proven effective in addressing today's market challenges. Our expansion program continues on track, with an emphasis on discount formats. During the quarter, we transformed five Super Centers into King Centers, our new smaller-sized hard-discount format, and plan to open an additional five by the end of the year. We will open a number of new Mega stores during the second half of the year, adding approximately 22,000 square meters to the chain. We also plan to continue expanding the chain in 2003 with the addition of approximately 25,000 square meters.

"Our focus on efficiency, together with expanded self-distribution, has enabled us to reduce SG&A expenses despite today's higher security expenses, and to increase our sales per employee. Increased private label sales and successful category management are helping us to maintain high gross margins despite the shift in customer demand toward hard discount stores. We are also pleased with initial customer reaction to our new Blue Center Home Buying Network, which illustrates our determination to use our recognized technological leadership for the benefit of our customers."

Mr. Dar concluded, "Taken as a whole, we continue to leverage our deep understanding of our markets to offer superior value to our customers, and they are repaying us with loyal patronage. We are proud of our ability to flourish even in today's extremely tough markets, and are confident as we look ahead."

The Company will hold teleconferences in both English and Hebrew today, May 14, 2002, to review and discuss the results.

The conference call in English will be at 10:00AM New York Time (17:00 Israel Time). The access number from the US or Canada is 800-230-1059. The access number from outside the US and Canada is 612-332-0418. To participate, please call the access number a few minutes before the call begins. A taped replay of the call will be available after 11:45AM (EDT) on May 14, 2002, until midnight, May 16, 2002. To access the replay, please call 800-475-6701 from the US or Canada, and 320-365-3844 from outside the US and Canada. The access code for the replay is 638132.

The conference call in Hebrew will be at 8:30AM New York Time (15:30 Israel Time). The access number from Israel is 03-929-2810. The access number from outside Israel is +972-3-929-2810. To participate, please call the access number a few minutes before the call begins. A taped replay of the call will be available after 10:00AM EDT on May 14, 2002, until 10:00AM EDT on May 16, 2002. To access the replay, please call 03-925-5937 from Israel, and +972-3-925-5937 from outside Israel.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 171 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company's business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

(a) The convenience translation of the Adjusted New Israeli Shekel (NIS) into US dollars was made at the representative rate of exchange prevailing at March 31, 2002: US $1.00 equals NIS 4.668. The translation was made solely for the convenience of the reader.

(b) In accordance with applicable Israeli accounting principles, the Company maintains its accounts and presents its financial statements in New Israeli Shekels adjusted for changes in the Israeli consumer price index ("CPI") through the latest balance sheet date ("Adjusted CPI"). The Israeli CPI increased by 2.4% for the three months ended March 31, 2002, while it decreased by 0.5% for the three months ended March 31, 2001.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of March 2002

	December 31 2001 NIS (Audited)	March 31 2001 NIS (Unaudited)	March 31 2002 NIS (Unaudited)	Convenience translation March 31 2002 U.S.$ (Unaudited)
	In thousands			
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	1,334	15,387	175,690	37,637
Trade receivables	(*) 570,384	(*) 572,414	548,797	129,721
Other accounts receivable	(*) 91,752	(*) 160,828	256,259	42,742
Inventories	332,075	362,221	319,606	68,468
	995,545	1,110,850	1,300,352	278,568
INVESTMENTS IN AFFILIATES	5,541	2,824	3,203	686
FIXED ASSETS				
Cost	3,167,428	(*) 2,997,391	3,199,524	685,416
Less - accumulated depreciation	975,218	878,537	1,009,417	216,242
	2,192,210	2,118,854	2,190,107	469,174
INTANGIBLE ASSETS AND DEFERRED CHARGES	97,245	104,815	94,818	20,312
	3,290,541	3,337,343	3,588,480	768,740

(*) Reclassified.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED BALANCE SHEETS
In Adjusted NIS of March 2002

	December 31 2001 NIS	March 31 2001 NIS	March 31 2002 NIS	Convenience translation March 31 2002 U.S.$
	(Audited)	(Unaudited) In thousands		(Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Short-term credit from banks and others	230,803	103,789	193,297	41,409
Trade payables	749,842	786,876	781,011	167,312
Dividend payable	-	52,052	59,178	12,677
Other payables and accrued expenses	(*) 273,394	378,855	452,794	97,000
	1,254,039	1,321,572	1,486,280	318,398
LONG-TERM LIABILITIES				
Long-term loans from banks	379,873	(*) 482,278	464,597	99,528
Debentures	7,821	25,010	-	-
Deferred taxes	25,206	25,585	25,671	5,499
Accrued severance pay	(*) 25,788	17,971	27,131	5,812
	438,688	550,844	517,399	110,839
MINORITY INTEREST	167,806	152,092	172,929	37,046
SHAREHOLDERS' EQUITY				
Share capital - Ordinary shares of NIS 1 par value - Authorized: 100,000,000 shares; Issued and outstanding: 38,400,000 shares	51,055	51,055	51,055	10,937
Additional paid-in capital	725,859	725,859	725,859	155,497
Dividend declared after balance sheet date	57,282	-	-	-
Retained earnings	595,812	535,921	634,958	136,023
	1,430,008	1,312,835	1,411,872	302,457
	3,290,541	3,337,343	3,588,480	768,740

(*) Reclassified.

BLUE SQUARE - ISRAEL LTD.
CONSOLIDATED STATEMENTS OF INCOME
In Adjusted NIS of March 2002

	For the year ended December 31 2001 NIS	For the three months ended March 31 2001 NIS	For the three months ended March 31 2002 NIS	Convenience translation For the three months ended March 31 2002 U.S.$
	(Audited)	(Unaudited)		(Unaudited)
	In thousands (except share and per share data)			
Sales	5,709,233	1,357,666	1,379,202	295,458
Cost of sales	4,151,777	(*) 976,482	1,007,923	215,922
Gross profit	1,557,456	381,184	371,279	79,536
Selling, general and administrative expenses	1,247,197	(*) 307,075	303,006	64,911
Operating income	310,259	74,109	68,273	14,625
Financing income (expenses), net	(12,841)	(11,252)	10,881	2,333
	297,418	62,857	79,154	16,958
Amortization of goodwill	5,169	1,300	1,280	274
Other expenses, net	17,781	1,504	2,376	509
Income before taxes on income	274,468	60,053	75,498	16,175
Taxes on income	105,618	23,680	28,991	6,211
Income after taxes on income	168,850	36,373	46,507	9,964
Equity in net earnings (losses) of affiliates	3,488	551	(93)	(20)
Minority interest	(24,609)	(5,237)	(5,372)	(1,151)
Net income	147,729	31,687	41,042	8,793
Earnings per Ordinary Share or ADS	3.85	0.83	1.07	0.23
Weighted average number of shares or ADS outstanding during the period	38,400,000	38,400,000	38,400,000	38,400,000

(*) Reclassified.

BLUE SQUARE - ISRAEL LTD.
SELECTED OPERATING DATA
In Adjusted NIS of March 2002
Unaudited

	For the three months ended March 31		Convenience translation for the three months ended March 31
	2002 NIS	2001 NIS	2002 U.S.$
Sales (in millions)	1,379	1,358	295
Operating income (in millions)	68	74	15
Number of stores at end of period	171	168	na
Stores opened during the period	2	2	na
Stores closed during the period	2	2	na
Total square meters at end of period	279,000	263,700	na
Square meters added during the period	-	5,700	na
Same store sales	(4.82%)	0.14%	na
Sales per square meter (in thousands)	4,933	5,195	1,057
Sales per employee (in thousands)	185	180	40
EBITDA (in millions)	105	109	22
EBITDA margin	7.6%	8.0%	7.6%